NEWLAN LAW FIRM, PLLC

2201 Long Prairie Road, Suite 107-762

Flower Mound, Texas 75022

July 14, 2023

Mark Rakip

Office of Real Estate and Construction

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	GEMZ Corp. NV
Offering Statement on Form 1-A
Correspondence filed June 30, 2023
SEC File No. 024-12239

Dear Mr. Rakip:

This is in response to the letter of comment of the Staff dated July 10, 2023, relating to the captioned correspondence and Offering Statement on Form 1-A of GEMZ Corp. NV (the “Company”).

Correspondence submitted June 30, 2023

General

1.	We note your disclosure that Rule 144 is unavailable for resale of shares issued by the company unless and until the company ceases to be a shell company and has satisfied the requirements of Securities Act Rule 144(i). Please revise the disclosure to disclose more fully the following:

•	any securities sold in this offering can be resold only through an effective resale registration statement under the Securities Act of 1933 or an available exemption from registration;

•	following the qualification of the offering statement, the Company will not be subject to the reporting requirements of the Exchange Act of 1934; and

•	the Company will be required to file a registration statement under the Exchange Act and become subject to the reporting requirements of the Exchange Act and file the required Exchange Act reports for the requisite period of time before Rule 144(I) would be potentially available for resale of the shares.

Please be advised that the first risk factor has been revised, in response to this comment.

1

2.	We note your disclosure indicating that the OTC Markets has “upgraded” the company to “shell risk,” but we also note your disclosure being designated “a shell risk company could impair our ability to attract new investors and cause us not to be able to provide funding for the implementation of the BadgerBloX business plan.” Please revise the disclosure to explain:

•	what constitutes a “shell risk” company for purposes of the OTC Markets;

•	the implications of OTC Markets’ designation of the company as a “shell risk” company for investors who purchase shares in this offering;

•	why you believe being designated as a “shell risk” company is an upgrade; and

•	what actions the company would need to take in order for OTC Markets to remove the designation.

Please be advised that the second risk factor has been revised, in response to this comment. In particular, the disclosure has been revised to remove the “upgrade” concept as it relates to OTC Markets’ changing the Company’s classification from “shell” to “shell status.” This change resulted in disclosure that is responsive to the Staff’s comment.

_______________________

We believe that this filing is now in order for qualification.

Please feel free to contact the undersigned at (940) 367-6154, should you have any questions regarding any of the Company's responses.

Thank you for your attention in this matter.

Sincerely,

NEWLAN LAW FIRM, PLLC

By: /s/ Eric Newlan
Eric Newlan
Managing Member

cc: GEMZ Corp. NV